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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Glaser (212) 405-7036
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, William P. Mumma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Mr. William P. Mumma — February 27, 2009
Date

President and Chief Executive Officer
Title

Subscribed and sworn to before me on
This 27th day of February 2009

Notary Public

JUDITH A. JAMES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6036611
Qualified in Orange County
Commission Expires Jan. 31, 20 10

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 15,705,357
Securities deposited or segregated under federal and other regulations or requirements	499,673
Securities purchased under agreements to resell	5,907,879,904
Receivables:	
Brokers, dealers and clearing organization	580,888,637
Customers	4,764,542
Affiliates	9,801,391
Interest receivable	7,394,344
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $ 5,793,921)	7,743,114
Deferred tax asset	1,237,716
Other assets	792,026
TOTAL ASSETS	$ 6,536,706,704
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold under agreements to repurchase	$ 5,489,547,458
Payables:	
Brokers and dealers	926,590,528
Affiliates	1,247,983
Accrued expenses and other liabilities	21,157,413
Total liabilities	6,438,543,382
STOCKHOLDER'S EQUITY:	
Common stock, no par value and additional paid-in-capital; 2,000 shares authorized, 690 shares outstanding	69,000,000
Retained earnings	29,163,322
Total stockholder's equity	98,163,322
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,536,706,704

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd. ("MS"), a publicly traded company in Japan. MS, in turn, is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is registered as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

In its capacity as a securities broker-dealer, the Company engages in collateralized financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

In October 2008, MUFG was granted Financial Holding Company status by the Federal Reserve. The prospective impact on the Company is that it will be able to transact for it own account in corporate and equity products, and act as lead manager in underwritings. In 2008, there was no activity in these expanded securities capabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. The Company believes that the estimates utilized in the preparation of the statement of financial condition, primarily relating to compensation and taxes, are prudent and reasonable. Actual results could differ from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase.

Securities Deposited or Segregated under Federal and Other Regulations or Requirements - Qualified securities are segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase

agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*"

Derivative Instruments - All derivatives, primarily exchange-traded futures, are recognized on the statement of financial condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from and payables to brokers, dealers, and clearing organization.

In the normal course of business, the Company trades in interest rate futures. At December 31, 2008, there are no open positions in derivative instruments.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. At December 31, 2008, furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$ 1,298,847	$ 612,637	$ 686,210
Leasehold Improvements	7,397,061	3,419,162	3,977,899
Computers & Other Equipment	4,841,127	1,762,122	3,079,005
Total	$ 13,537,035	$ 5,793,921	$ 7,743,114

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and capital markets transactions. In addition, the Company engages in corporate advisory activity consisting of mergers and acquisitions and other advisory roles.

Service Fees - Service fees are derived from facilitating securities transactions for affiliates and are recognized on an accrual basis over the period the services are rendered.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Receivables and Payables - Customers - Receivables from and payables to customers represent balances arising in connection with securities transactions executed on a receive versus payment or delivery versus payment basis.

Receivables and Payables - Brokers, Dealers and Clearing Organization - Receivables from and payables to brokers, dealers and clearing organization include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and receivables and payables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date.

Income Taxes – Income taxes are provided using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. SFAS No. 109, "*Accounting for Income Taxes,*" requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

3. BROKERS, DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to brokers, dealers and clearing organization at December 31, 2008 consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$523,853,647	$926,124,727
Capital Markets agent transactions	1,449,521	-
Futures	206,930	-
Margin deposit at clearing organization	55,378,539	-
Brokerage and clearing charges	-	465,801
	$580,888,637	$926,590,528

4. RECENT ACCOUNTING DEVELOPMENTS

Uncertainty in Income Taxes

FASB Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"* clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines

whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to determine the amount to recognize in the financial statements. In 2008, FIN 48 did not result in any material impact on the Company's financial condition.

Fair Value Measurement
In November 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No.157 is intended to create consistency in valuing all assets and liabilities as required by GAAP. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No.157 in 2008 did not have a material impact on the Company's financial position.

In October 2008, the FASB issued FASB Staff Position FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The adoption of FSP FAS 157–3 did not have a material impact on the Company's financial position.

Fair Value Option
In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No.159 in 2008 did not have a material impact on the Company's financial position. The Company adopted SFAS No. 159 on January 1, 2008, but did not elect to apply the provisions of SFAS No. 159 to any financial instrument that was not previously subjected to fair value measurements. Accordingly, the adoption of SFAS No. 159 did not have a material impact on the Company's financial position.

Transfers of Financial Assets and Repurchase Financing Transactions.
In February 2008, the FASB issued FASB Staff Position FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP FAS No. 140-3"). The objective of FSP FAS No. 140-3 is to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. Under the guidance in FSP FAS No. 140-3, there is a presumption that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (*i.e.*, a linked transaction) for purposes of evaluation under SFAS No. 140, "Accounting for Transfers and Servicing of

Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS No. 140-3 is effective for fiscal years beginning after November 15, 2008. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Company's financial position.

5. SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2008, the Company segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, $499,673 of qualified securities.

6. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 defines fair value as the price that would be received to sell an asset of paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange traded equities.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed abased on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

At December 31, 2008, the Company had $499,673 of qualified securities on deposit that were designated as Level 1 financial instruments.

7. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates, including MS. These transactions include facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At December 31, 2008, assets and liabilities with related parties consist of the following:

Assets:	
Cash and cash equivalents	$ 570,307
Securities purchased under agreements to resell	2,631,895,000
Receivables:	
Broker/Dealers	366,047,019
Affiliates	9,801,391
Interest receivable	1,238,853
Total	$3,009,552,570
Liabilities:	
Securities sold under agreements to repurchase	$1,886,477,458
Payables:	
Broker/Dealers	50,163,750
Affiliates	1,247,983
Interest payable	7,954
Total	$1,937,897,145

The Company has a $300 million committed borrowing facility with the Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") used to finance a portion of its operations which, at December 31, 2008, was not drawn down.

8. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, "*Accounting for Income Taxes,*" which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates for temporary differences in the year they are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Net deferred tax assets of $1,237,716 are primarily attributable to the tax benefit of the temporary differences between book and tax basis such as depreciation, amortization, pension liability and deductibility of accrued bonuses, professional fees and rent. As of December 31, 2008, the Company does not have any valuation allowance.

In addition to New York State and New York City taxes, the Company also pays California taxes. California taxes are computed on a unitary basis. Each entity included in the California unitary return (collectively the "Group") pays the California tax on its share of the Group's income apportioned to California. The Company made certain estimates with respect to the computation of its share of the California income tax. There is no formal tax

sharing agreement in place. Nonetheless, the Company believes the method for allocating California income tax expense is systematic, rational and consistent with the broad principles of SFAS No. 109.

Net deferred tax assets as of December 31, 2008 have the following components:

	Federal	State & Local	Total
Deferred tax asset	$ 2,101,048	$912,130	$3,013,178
Deferred tax liability	(1,289,927)	(485,535)	(1,775,462)
Net deferred tax asset	$ 811,121	$426,595	$1,237,716

In accordance with FIN 48, the Company is not aware of any uncertain tax positions. There were no uncertain tax positions as of the beginning of the period. There were no increases or decreases in uncertain tax positions as a result of positions taken in a prior period or current period. Accordingly, there are no uncertain tax positions at the end of the period.

The Company's years open to examination by major jurisdictions are tax years ended February, 2006 and forward for Federal, New York State and New York City tax purposes, and tax years ended February, 2007 and forward for California tax purposes.

9. RISK

Market Risk - In the normal course of business, the Company enters into riskless principal securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's statement of financial condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's statement of financial condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's statement of financial condition.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these

transactions did not have a material impact upon the Company's statement of financial condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed transactions. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2008, the fair value of securities received as collateral, prior to netting pursuant to FIN 41 where the Company is permitted to sell or repledge the securities, was $10,300,439,265 and the fair value of the portion that has been sold or repledged was $9,871,562,687.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

10. COMMITMENTS AND CONTINGENCIES

Leases – BTMU, an affiliate, leases office space to the Company. The Company also directly leases office space in San Francisco and New York. Obligations under such operating leases contain noncancelable terms in excess of one year. Approximate aggregate annual lease obligations for office space are as follows:

Year		**Amount**
2009		$ 4,573,675
2010		5,634,451
2011		5,649,153
2012		5,821,831
2013		5,929,862
Thereafter		21,608,064
	Total	$49,217,036

11. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, securities borrowed, and receivables and payables from brokers, dealers, clearing organization and affiliates, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts

which approximate market or fair value, represent substantially all recorded assets and liabilities.

12. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Annual contributions are based on an amount that satisfies ERISA funding standards.

13. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or $250,000, plus certain additional capital requirements for broker-dealers engaging in reverse repurchase agreements. At December 31, 2008, the Company had net capital of $50,946,099 that was $49,042,482 in excess of the $250,000 requirement plus $1,653,617 of additional capital requirements for broker-dealers engaging in reverse repurchase agreements.

14. OFF BALANCE SHEET RISK

In its capacity as a broker/dealer, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term nature of the product. At December 31, 2008, there are no open foreign currency forward transactions.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Mitsubishi UFJ Securities (USA), Inc.
1633 Broadway
New York, NY 10020

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of and for the period ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP